                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.     3     )*
                                         ----------

                            McLeodUSA Incorporated
                            ----------------------
                               (Name of Issuer)

                             Class A Common Stock
                             --------------------
                        (Title of Class of Securities)

                                  582266 10 2
                                  -----------
                                (CUSIP Number)

                         Randall Rings, c/o McLeodUSA
                         ----------------------------
Incorporated, McLeodUSA Technology Park,  6400 C Street, SW,  P.O. Box 3177,
-----------------------------------------------------------------------------
                   Cedar Rapids, IA 52406-3177 (319) 364-0000
                   ------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 18, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   2   of  15    Pages
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Clark E. McLeod
    c/o McLeodUSA Incorporated
    McLeodUSA Technology Park
    6400 C Street, SW, P.O. Box 3177
    Cedar Rapids, Iowa  52406-3177
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    PF, OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO
    ITEMS 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------
                      7  SOLE VOTING POWER
                         4,823,814
        NUMBER OF
         SHARES       ----------------------------------------------------------
      BENEFICIALLY    8  SHARED VOTING POWER
        OWNED BY         4,746,471   See Item 5
          EACH
       REPORTING      ----------------------------------------------------------
         PERSON       9  SOLE DISPOSITIVE POWER
          WITH           4,823,814

                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                         450,000
                     -----------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,570,285
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   3   of  15    Pages
--------------------------------------------------------------------------------


                                  SCHEDULE 13D

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
    ONLY)
    Mary E. McLeod
    c/o McLeodUSA Incorporated
    McLeodUSA Technology Park
    6400 C Street, SW, P.O. Box 3177
    Cedar Rapids, Iowa 52406-3177
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
    INSTRUCTIONS)  (a)
    (b)
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    PF, OO
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO
    ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
--------------------------------------------------------------------------------

                      7  SOLE VOTING POWER
                         0

       NUMBER OF      ----------------------------------------------------------
         SHARES       8  SHARED VOTING POWER
      BENEFICIALLY       4,746,471   See Item 5
        OWNED BY
          EACH        ----------------------------------------------------------
       REPORTING      9  SOLE DISPOSITIVE POWER
         PERSON          4,296,471
          WITH
                      ----------------------------------------------------------
                      10 SHARED DISPOSITIVE POWER
                         450,000
                      ----------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    4,746,471
--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    6.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   4   of  15    Pages
--------------------------------------------------------------------------------


          This statement amends the Schedule 13D filed by Clark E. McLeod and his wife, Mary E. McLeod (together, the "Reporting Persons") with the Securities and Exchange Commission (the "Commission") on June 24, 1996, as amended by Amendment No. 1 to the Schedule 13D, filed with the Commission on April 10, 1997, and as amended by Amendment No. 2 to the Schedule 13D, filed with the Commission on March 4, 1998, relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of McLeod USA Incorporated (the "Company").


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Item 3 is hereby amended by adding the following supplemental information:

          On October 30, 1998, Clark E. McLeod exercised options granted to him by the Company and acquired 123,750 shares of Class A Common Stock for a purchase price of $.88 per share. The funds used to purchase these shares came from the Reporting Persons' personal funds.

Item 4.  Purpose of Transaction
         ----------------------

          Item 4 is hereby amended by adding the following supplemental information:

          The Reporting Persons have acquired the shares of Class A Common Stock described in Item 3 above for investment. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire or dispose (subject to certain restrictions on transfer as set forth in the Stockholders' Agreements (as defined below)) of additional shares of Class A Common Stock.

          Except as described in this Schedule 13D report, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of April 16, 1999, Clark E. McLeod beneficially owns an aggregate of 9,570,285 shares of Class A Common Stock which represents approximately 12.8% of the shares of Class A Common Stock outstanding as of April 16, 1999. The shares beneficially owned by Clark E. McLeod include 4,296,471 shares held of record by Mary E. McLeod and also include (i) 125,000 shares of Class A Common Stock held by the Clark E. McLeod Unitary Trust and 125,000 shares of Class A Common Stock held by the Mary E. McLeod Unitary Trust for which Mr. McLeod is a trustee and over which Mr. McLeod has shared voting and dispositive power and (ii) 200,000 shares of Class A Common Stock held by the McLeod Charitable Foundation, Inc. for which Mr. McLeod is a director and over which Mr. McLeod has shared voting and dispositive power. Mary E. McLeod has granted Clark E. McLeod a power of attorney to vote her respective shares. The amount reported as beneficially owned by Clark E. McLeod also includes 235,623 shares of Class A Common Stock that Mr. McLeod has the right to purchase within 60 days pursuant to outstanding options.

          As of April 16, 1999, Mary E. McLeod beneficially owns an aggregate of 4,746,471 shares of Class A Common Stock which represents approximately 6.4% of the shares of Class A Common Stock outstanding as of April 16, 1999. The shares beneficially owned by Mary E. McLeod include (i) 125,000 shares of Class A Common Stock held by the Clark E. McLeod Unitary Trust and 125,000 shares of Class A Common Stock held by the Mary E. McLeod Unitary Trust for which Mrs. McLeod is a trustee and over which Mrs. McLeod has shared voting and dispositive power and (ii) 200,000 shares of Class A Common Stock held by the McLeod Charitable Foundation, Inc. for which Mrs. McLeod is a director and over which Mrs. McLeod has shared voting and dispositive power.

          The Reporting Persons are parties to a Stockholders' Agreement, dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of

--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   5   of  15    Pages
--------------------------------------------------------------------------------

September 19, 1997 (the "1997 Stockholders' Agreement"), with the former shareholders of Consolidated Communications Inc., an Illinois corporation ("CCI"), who acquired shares of Class A Common Stock on September 24, 1997 pursuant to an Agreement and Plan of Reorganization, dated as of June 14, 1997, by and among CCI, the Company and Eastside Acquisition Co., or who received distributions of shares of Class A Common Stock prior to October 25, 1998 (collectively, the "Former CCI Shareholders"), MHC Investment Company, successor by merger to MWR Investments Inc. ("MHC"), Midwest Capital Group, Inc., IES Investments Inc. and the Company (such stockholder parties to the 1997 Stockholders' Agreement, the "1997 Principal Stockholders"), and, accordingly, may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Collectively, insofar as is known to the Reporting Persons, the 1997 Principal Stockholders beneficially own a total of 32,859,515 shares of Class A Common Stock which are subject to one or more of the Stockholders' Agreements, which represents 43.1 percent of such shares of Class A Common Stock outstanding as of April 16, 1999. In addition, the Reporting Persons are parties to a Stockholders' Agreement dated as of November 18, 1998 (the "1998 Stockholders' Agreement"), with IES Investments Inc., certain Former CCI Shareholders and certain permitted transferees of the Former CCI Shareholders and the Company (such stockholder parties to the 1998 Stockholders' Agreement, the "1998 Principal Stockholders"). The 1998 Principal Stockholders also are parties to a Stockholders' Agreement, dated as of January 7, 1999 (the "1999 Stockholders' Agreement" and, together with the 1997 Stockholders' Agreement and the 1998 Stockholders' Agreement, the "Stockholders' Agreements") with M/C Investors L.L.C. ("M/C Investors") and Media/Communications Partners III Limited Partnership ("M/C Partners" and together with M/C Investors, "M/C"), who acquired shares of Class A Common Stock on March 31, 1999 pursuant to an Agreement and Plan of Merger, dated as of January 7, 1999, by and among Ovation Communications, Inc. ("Ovation"), the Company, Bravo Acquisition Corporation and certain of the stockholders of Ovation. As a result of the 1999 Stockholders' Agreement, the 1998 Principal Stockholders and M/C also may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Exchange Act.

          The following table sets forth information regarding the shares of Class A Common Stock beneficially owned by the 1997 Principal Stockholders and M/C that are subject to one or more of the Stockholders' Agreements. Beneficial ownership by the 1997 Principal Stockholders who are Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table and is based on the most recent Schedule 13D or amendment thereto filed on their behalf that has come to the attention of the Reporting Persons. Except as otherwise indicated, the information shown with respect to each 1997 Principal Stockholder who is not a Former CCI Shareholder (other than the Reporting Persons) and M/C is based on the most recent Schedule 13D or amendment thereto filed by such person that has come to the attention of the Reporting Persons. Reference is made to such filings for further information.



                                                                                                                     Percent of
                                                                             Voting       Number of Shares of  Outstanding Class A
                                                                         and Dispositive     Class A Common            Common
                                                    Trust                    Powers              Stock                 Stock
                                                    -----                ---------------  --------------------  --------------------

Clark E. McLeod and Mary E.                          N/A                 Sole and Shared       9,570,285                12.8
 McLeod

Gail Gawthrop Lumpkin                                N/A                       Sole              311,127                 0.4

Mary Lee Sparks and Steven L.      Trust Agreement dated May 13, 1978         Shared             332,209                 0.4
 Grissom                           f/b/o Mary Lee Sparks

Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared              23,403                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Joseph John
 and investments)                  Keon III


--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   6   of  15    Pages
--------------------------------------------------------------------------------

                                                                                                                     Percent of
                                                                             Voting       Number of Shares of  Outstanding Class A
                                                                         and Dispositive     Class A Common            Common
                                                    Trust                    Powers              Stock                 Stock
                                                    -----                ---------------  --------------------  --------------------


Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             23,403                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Katherine
 and investments)                  Stoddert Keon

Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             23,403                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Lisa Anne Keon
 and investments)
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             23,403                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Margaret
 and investments)                  Lynley Keon
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             23,403                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Pamela Keon
 and investments)                  Vitale
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             23,403                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Susan Tamara
 and investments)                  Keon DeWyngaert
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             54,688                 0.1
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Benjamin
 and investments)                  Iverson Lumpkin
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             54,688                 0.1
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Elizabeth
 and investments)                  Arabella Lumpkin
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             31,176                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Anne Romayne
 and investments)                  Sparks
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             31,176                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Barbara Lee
 and investments)                  Sparks
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             31,176                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o Christina
 and investments)                  Louise Sparks


--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   7   of  15    Pages
--------------------------------------------------------------------------------


                                                                                                                     Percent of
                                                                             Voting       Number of Shares of  Outstanding Class A
                                                                         and Dispositive     Class A Common            Common
                                                    Trust                    Powers              Stock                 Stock
                                                    -----                ---------------  --------------------  --------------------
Bank One, Texas NA; Richard A.     Richard Adamson Lumpkin Grandchildren's    Shared             31,176                 0.0
 Lumpkin (power to direct vote     Trust dated 9/5/80 f/b/o John Woodruff
 and investments)                  Sparks

Bank One, Texas NA; Richard A.     Trust named for Joseph John Keon III       Shared            169,891                 0.2
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December 29,
                                   1989

Bank One, Texas NA; Richard A.     Trust named for Katherine Stoddert Keon    Shared            169,891                 0.2
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December 29,
                                   1989

Bank One, Texas NA; Richard A.     Trust named for Lisa Anne Keon created     Shared             54,891                 0.1
 Lumpkin (power to direct vote     under the Mary Green Lumpkin Gallo
 and investments)                  Trust Agreement dated December 29, 1989

Bank One, Texas NA; Richard A.     Trust named for Margaret Lynley Keon       Shared            154,891                 0.2
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December
                                   29, 1989

Bank One, Texas NA; Richard A.     Trust named for Pamela Keon Vitale         Shared            154,891                 0.2
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December
                                   29, 1989

Bank One, Texas NA; Richard A.     Trust named for Susan Tamara Keon          Shared            154,891                 0.2
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December
                                   29, 1989

Bank One, Texas NA; Richard A.     Trust named for Benjamin Iverson           Shared            308,965                 0.4
 Lumpkin (power to direct vote     Lumpkin created under the Mary Green
 and investments)                  Lumpkin Gallo Trust Agreement dated
                                   December 29, 1989


--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   8   of  15    Pages
--------------------------------------------------------------------------------

                                                                                                                     Percent of
                                                                             Voting       Number of Shares of  Outstanding Class A
                                                                         and Dispositive     Class A Common            Common
                                                    Trust                    Powers              Stock                 Stock
                                                    -----                ---------------  --------------------  --------------------
Bank One, Texas NA; Richard A.     Trust named for Elizabeth Arabella        Shared             308,965                0.4
 Lumpkin (power to direct vote     Lumpkin created under the Mary Green
 and investments)                  Lumpkin Gallo Trust Agreement dated
                                   December 29, 1989

Bank One, Texas NA; Richard A.     Trust named for Anne Romayne Sparks       Shared              93,459                0.1
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December 29,
                                   1989

Bank One, Texas NA; Richard A.     Trust named for Barbara Lee Sparks        Shared              43,459                0.1
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December 29,
                                   1989

Bank One, Texas NA; Richard A.     Trust named for Christina Louise Sparks   Shared              43,459                0.1
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December 29,
                                   1989

Bank One, Texas NA; Richard A.     Trust named for John Woodruff Sparks      Shared              43,459                0.1
 Lumpkin (power to direct vote     created under the Mary Green Lumpkin
 and investments)                  Gallo Trust Agreement dated December 29,
                                   1989

Benjamin I. Lumpkin and            Benjamin I. Lumpkin Holdback Trust        Shared              48,328                0.1
 Elizabeth L. Celio                under the Richard Anthony Lumpkin 1993
                                   Grantor Retained Annuity Trust

Benjamin I. Lumpkin and            Elizabeth A. Lumpkin Holdback Trust       Shared              48,328                0.1
 Elizabeth L. Celio                under the Richard Anthony Lumpkin 1993
                                   Grantor Retained Annuity Trust

Mary Lee Sparks                                      N/A                      Sole              196,678                0.3

Anne R. Whitten                                      N/A                      Sole               22,359                0.0

Barbara L. Federico                                  N/A                      Sole               22,360                0.0

Christina L. Duncan                                  N/A                      Sole               22,359                0.0


--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   9   of  15    Pages
--------------------------------------------------------------------------------

                                                                                                                     Percent of
                                                                             Voting       Number of Shares of  Outstanding Class A
                                                                         and Dispositive     Class A Common            Common
                                                    Trust                    Powers              Stock                 Stock
                                                    -----                ---------------  --------------------  --------------------
John W. Sparks                                       N/A                     Sole                22,360                 0.0
Margaret L. Keon (settlor and      Margaret Lumpkin Keon Trust dated May     Sole               506,461                 0.7
 trustee)                          13, 1978

Pamela K. Vitale and Joseph J.     Joseph J. Keon, III Holdback Trust       Shared               16,057                 0.0
 Keon III                          under Margaret L. Keon 1993 Grantor
                                   Retained Annuity Trust

Pamela K. Vitale and Joseph J.     Katherine S. Keon Holdback Trust under   Shared               16,057                 0.0
 Keon III                          Margaret L. Keon 1993 Grantor Retained
                                   Annuity Trust

Pamela K. Vitale                                     N/A                     Sole                16,058                 0.0

Liese A. Keon                                        N/A                     Sole                16,058                 0.0

Susan T. DeWyngaert                                  N/A                     Sole                16,058                 0.0

Margaret Lynley Keon                                 N/A                     Sole                16,058                 0.0

Steven L. Grissom and David R.     Margaret L. Keon 1990 Personal Income    Shared               75,037                 0.1
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Joseph John
 (power to direct sale of shares)  Keon III dated April 20, 1990

Steven L. Grissom and David R.     Margaret L. Keon 1990 Personal Income    Shared               75,037                 0.1
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Katherine
 (power to direct sale of shares)  Stoddert Keon dated April 20, 1990

Steven L. Grissom and David R.     Margaret L. Keon 1990 Personal Income    Shared               75,037                 0.1
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Lisa Anne Keon
 (power to direct sale of shares)  dated April 20, 1990

Steven L. Grissom and David R.     Margaret L. Keon 1990 Personal Income    Shared               75,037                 0.1
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Margaret
 (power to direct sale of shares)  Lynley Keon dated April 20, 1990

Steven L. Grissom and David R.     Margaret L. Keon 1990 Personal Income    Shared               75,037                 0.1
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Pamela Keon
 (power to direct sale of shares)  Vitale dated April 20, 1990


--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   10   of  15    Pages
--------------------------------------------------------------------------------

                                                                                                                     Percent of
                                                                             Voting       Number of Shares of  Outstanding Class A
                                                                         and Dispositive     Class A Common            Common
                                                    Trust                    Powers              Stock                 Stock
                                                    -----                ---------------  --------------------  --------------------
Steven L. Grissom and David R.     Margaret L. Keon 1990 Personal Income    Shared               75,037                 0.1
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Susan Tamara
 (power to direct sale of shares)  Keon DeWyngaert dated April 20, 1990

Steven L. Grissom and David R.     Richard Anthony Lumpkin 1990 Personal    Shared              724,601                 1.0
 Hodgman; Richard A. Lumpkin       Income Trust for the Benefit of
 (power to direct sale of shares)  Benjamin Iverson Lumpkin dated April
                                   20, 1990

Steven L. Grissom and David R.     Richard Anthony Lumpkin 1990 Personal    Shared              724,601                 1.0
 Hodgman; Richard A. Lumpkin       Income Trust for the Benefit of
 (power to direct sale of shares)  Elizabeth Arabella Lumpkin dated April
                                   20, 1990

Steven L. Grissom and David R.     Mary Lee Sparks 1990 Personal Income     Shared              150,224                 0.2
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Anne Romayne
 (power to direct sale of shares)  Sparks dated April 20, 1990

Steven L. Grissom and David R.     Mary Lee Sparks 1990 Personal Income     Shared              150,224                 0.2
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Barbara Lee
 (power to direct sale of shares)  Sparks dated April 20, 1990

Steven L. Grissom and David R.     Mary Lee Sparks 1990 Personal Income     Shared              150,224                 0.2
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of Christina
 (power to direct sale of shares)  Louise Sparks dated April 20, 1990

Steven L. Grissom and David R.     Mary Lee Sparks 1990 Personal Income     Shared              150,224                 0.2
 Hodgman; Richard A. Lumpkin       Trust for the Benefit of John Woodruff
 (power to direct sale of shares)  Sparks dated April 20, 1990

Bank One, Texas NA; Richard A.     Richard Anthony Lumpkin Trust under the  Shared                1,822                 0.0
 Lumpkin (power to direct vote     Trust Agreement dated February 6, 1970
 and investments)

Bank One, Texas NA; Richard A.     Margaret Anne Keon Trust under the       Shared               60,619                 0.1
 Lumpkin (power to direct vote     Trust Agreement dated February 6, 1970
 and investments)

Bank One, Texas NA; Richard A.     Mary Lee Sparks Trust under the Trust    Shared              107,030                 0.1
 Lumpkin (power to direct vote     Agreement dated February 6, 1970
 and investments)

--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   11   of  15    Pages
--------------------------------------------------------------------------------

                                                                                                                     Percent of
                                                                             Voting       Number of Shares of  Outstanding Class A
                                                                         and Dispositive     Class A Common            Common
                                                    Trust                    Powers              Stock                 Stock
                                                    -----                ---------------  --------------------  --------------------
The Lumpkin Foundation                               N/A                      Sole                196,164               0.3

Richard A. Lumpkin                                   N/A                      Sole                 11,250 /1/           0.0
                                                                                                           -
Steven L. Grissom                                    N/A                      Sole                  7,056 /2/           0.0
                                                                                                           -
IES Investments Inc. /3/                             N/A                     Shared            10,278,288              13.5

MHC Investment Company /4/                           N/A                      Sole              6,741,116               9.0

Media/Communications Partners                        N/A                      Sole              3,728,608               5.0
 III Limited Partnership

M/C Investors L.L.C.                                 N/A                      Sole                185,251               0.2


      (b) The number of shares of Class A Common Stock as to which Clark E. McLeod has

          (i)   sole power to vote or direct the vote              4,823,814
          (ii)  shared power to vote or direct the vote            4,746,471
          (iii) sole power to dispose or direct the disposition    4,823,814
          (iv)  shared power to dispose or direct the disposition    450,000

          The number of shares of Class A Common Stock as to which Mary E. McLeod has

          (i)   sole power to vote or direct the vote                      0
          (ii)  shared power to vote or direct the vote            4,746,471
          (iii) sole power to dispose or direct the disposition    4,296,471
          (iv)  shared power to dispose or direct the disposition    450,000

/1/  Consists of 11,250 shares underlying presently exercisable options.
 -
/2/  Includes 6,250 shares underlying presently exercisable options.
 -
/3/  On April 21, 1998, a three-way business combination (the "Merger") between
 -
WPL Holdings, Inc., ("WPLH"), IES Industries Inc. ("IES") and Interstate Power Company ("IPC") was consummated. In the Merger, WPLH, as the surviving holding company, changed its name to Interstate Energy Corporation ("IEC"). Prior to the Merger, IES Investments Inc. was an indirect wholly owned subsidiary of IES. As a result of the Merger, IEC may be deemed to beneficially own the shares of Class A Common Stock held by IPC and IES Investments Inc.
/4/  Based on information provided by the Company.
 -

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CUSIP No. 582266 10 2                              Page   12   of  15    Pages
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          (c) On October 30, 1998, Clark E. McLeod exercised options granted to him by the Company and acquired 123,750 shares of Class A Common Stock for a purchase price of $.88 per share. The funds used to purchase these shares came from the Reporting Persons' personal funds.

              On October 5, 1998, December 7, 1998 and March 31, 1999, Clark E. McLeod and Mary E. McLeod each donated 1,044 shares, 1,938 shares and 522 shares, respectively, of Class A Common Stock to various relatives and friends.

              On December 23, 1998, Clark E. McLeod and Mary E. McLeod each donated 20,000 shares of Class A Common Stock to the McLeod Charitable Foundation, Inc.

              Except for the transactions described in this Item 5(c), neither Clark E. McLeod nor Mary E. McLeod has effected any other transactions relating to the Class A Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

          Item 6 is hereby amended by adding the following supplemental information:

          On November 18, 1998, the Reporting Persons entered into the 1998 Stockholders' Agreement with the Company, IES Investments Inc., and certain Former CCI Shareholders and certain permitted transferees of the Former CCI Shareholders (as previously defined, the "1998 Principal Stockholders").

          The 1998 Stockholders' Agreement provides that until December 31, 2001, the 1998 Principal Stockholders will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, directly or indirectly, ("Transfer"), any equity securities of the Company, or any other securities convertible into or exercisable for such equity securities, beneficially owned by such 1998 Principal Stockholder without receiving the prior written consent of the Board of Directors of the Company, except for certain permitted transfers as provided in the 1998 Stockholders' Agreement. The 1998 Stockholders' Agreement further provides that the Company's Board of Directors shall determine on a quarterly basis commencing with the quarter ending December 31, 1998 and ending on December 31, 2001, the aggregate number, if any, of shares of Class A Common Stock (not to exceed in the aggregate 150,000 shares per quarter) that the 1998 Principal Stockholders may Transfer during certain designated trading periods following the release of the Company's quarterly or annual financial results.

          The 1998 Stockholders' Agreement provides that to the extent the Company's Board of Directors grants registration rights to a 1998 Principal Stockholder in connection with a Transfer of securities of the Company by such 1998 Principal Stockholder, it will grant similar registration rights to the other parties as set forth in the 1998 Stockholders' Agreement. In addition, the 1998 Stockholders' Agreement provides that the Company's Board of Directors shall determine on an annual basis commencing with the year ending December 31, 1999 and ending on December 31, 2001, the aggregate number, if any, of shares of Class A Common Stock (not to exceed in the aggregate on an annual basis a number of shares equal to 15% of the total number of shares of Class A Common Stock beneficially owned by the 1998 Principal Stockholders as of December 31, 1998), to be registered by the Company under the Securities Act of 1933, as amended (the "Securities Act"), for Transfer by the 1998 Principal Stockholders. The 1998 Stockholders' Agreement also provides that in any underwritten primary offering (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms thereto or other form which would not permit the inclusion of shares of Class A Common Stock of the 1998 Principal Stockholders), the Company will give written notice of such offering to the 1998 Principal Stockholders and will undertake to register the shares of Class A Common Stock of such parties (subject to the limitation specified above), if any, as determined by the Company's Board of Directors. The 1998 Stockholders' Agreement provides that the Company may subsequently determine not to register any shares of the 1998 Principal Stockholders under the Securities Act and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed.

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CUSIP No. 582266 10 2                              Page   13   of  15    Pages
--------------------------------------------------------------------------------

           The 1998 Stockholders' Agreement terminates on December 31, 2001. In addition, if during each of the years ending December 31, 1999, December 31, 2000 and December 31, 2001, the Company has not provided a 1998 Principal Stockholder a reasonable opportunity to Transfer pursuant to the registration of securities under the Securities Act or pursuant to certain other provisions of the 1998 Stockholders' Agreement on the terms therein specified, an aggregate number of shares of Class A Common Stock equal to not less than 15% of the total number of shares of Class A Common Stock beneficially owned by such 1998 Principal Stockholder as of December 31, 1998, then such 1998 Principal Stockholder may terminate the 1998 Stockholders' Agreement as applied to such 1998 Principal Stockholder within 10 business days following the end of any such year.

          The 1998 Stockholders' Agreement also contains provisions relating to the designation and election of directors to the Company's Board of Directors which provisions take effect on the terms and under the circumstances specified therein.

          As of January 7, 1999, the Reporting Persons entered into the 1999 Stockholders' Agreement with the Company, M/C Partners, M/C Investors, IES Investments Inc., and certain Former CCI Shareholders and certain permitted transferees of the Former CCI Shareholders (as previously defined, the "1999 Principal Stockholders").

          The 1999 Stockholders' Agreement provides that until December 31, 2001, M/C will not Transfer any equity securities of the Company, or any other securities convertible into or exercisable for such equity securities, beneficially owned by M/C as a result of the acquisition of Ovation by the Company without receiving the prior written consent of the Company's Board of Directors, except for certain permitted transfers as provided in the 1999 Stockholders' Agreement. The 1999 Stockholders' Agreement further provides that the Company's Board of Directors shall determine on a quarterly basis commencing with the quarter ending December 31, 1999 and ending on December 31, 2001, the aggregate number, if any, of shares of Class A Common Stock (not to exceed in the aggregate 50,000 shares per quarter) that M/C may Transfer during certain designated trading periods following the release of the Company's quarterly or annual financial results.

          The 1999 Stockholders' Agreement provides that the Company's Board of Directors shall determine on an annual basis for each of the years ending December 31, 2000 and December 31, 2001, the aggregate number, if any, of shares of Class A Common Stock (not to exceed in the aggregate on an annual basis a number of shares equal to 15% of the total number of shares of Class A Common Stock beneficially owned by M/C as of the closing of the acquisition of Ovation by the Company), to be registered by the Company under the Securities Act for Transfer by M/C. The 1999 Stockholders' Agreement also provides that in any underwritten primary offering (other than pursuant to a registration statement on Form S-4 or Form S-8 or any successor forms thereto or other form which would not permit the inclusion of shares of Class A Common Stock of M/C) during the period commencing on January 1, 2000 and ending on December 31, 2001, the Company will give written notice of such offering to M/C and will undertake to register the shares of Class A Common Stock of M/C (subject to the limitation specified above), if any, as determined by the Company's Board of Directors.
The 1999 Stockholders' Agreement provides that the Company may subsequently determine not to register any shares of M/C under the Securities Act and may either not file a registration statement or otherwise withdraw or abandon a registration statement previously filed.

          The 1999 Stockholders' Agreement also contains various provisions intended to insure that M/C is generally treated on a similar basis to the 1998 Principal Stockholders in connection with any Transfer of securities of the Company permitted by the Company with respect to any of the 1998 Principal Stockholders or any registration rights granted by the Company to any of the 1998 Principal Stockholders under the 1998 Stockholders' Agreement for the period commencing on January 1, 2000 and ending on December 31, 2001. Similar protective rights are also granted in the 1999 Stockholders' Agreement to each of the 1998 Principal Stockholders with respect to any Transfer or registration of securities of the Company permitted by the Company with respect to M/C under the 1999 Stockholders' Agreement. In addition, during the year ending December 31, 1999, to the extent the Company participates in a strategic transaction with an outside investor pursuant to which such investor acquires securities of the Company at a premium to the then average trading price of the Company's securities, and after the Company has been paid or otherwise received its consideration or proceeds from such transaction as determined by

--------------------------------------------------------------------------------
CUSIP No. 582266 10 2                              Page   14   of  15    Pages
--------------------------------------------------------------------------------

the Company, the 1999 Principal Stockholders may be entitled to participate in such transaction on a pro rata basis as determined by the Company's Board of Directors.

          Pursuant to the 1999 Stockholders' Agreement, the 1999 Principal Stockholders have agreed, for so long as each such 1999 Principal Stockholder (other than M/C) owns at least four million shares of Class A Common Stock, to
(i) establish the size of the Company's Board of Directors at up to 11 directors and (ii) cause to be elected to the Company's Board of Directors one director designated by M/C (for so long as M/C owns at least 2.5 million shares of Class A Common Stock). The 1999 Stockholders' Agreement also contains provisions pursuant to which M/C agrees to vote its shares of Class A Common Stock to establish the size of the Company's Board of Directors at up to 11 directors and to cause to be elected to the Company's Board of Directors certain directors designated by the 1999 Principal Stockholders as set forth therein.

          The 1999 Stockholders' Agreement terminates on December 31, 2001. In addition, if (i) during each of the years ending December 31, 2000 and December 31, 2001, the Company has not provided M/C a reasonable opportunity to Transfer pursuant to the registration of securities under the Securities Act an aggregate number of shares of Class A Common Stock equal to not less than 15% of the total number of shares of Class A Common Stock beneficially owned by M/C as of the closing of the acquisition of Ovation by the Company or (ii) after January 1, 2000, the 1998 Stockholders' Agreement has been terminated by all parties thereto, then M/C may terminate the 1999 Stockholders' Agreement by providing written notice of termination to all other parties (x) in the case of clause (i) above, no later than 30 days following the end of such year and (y) in the case of clause (ii) above, at any time after January 1, 2000. Lastly, the 1999 Stockholders' Agreement shall be terminated with respect to the 1998 Principal Stockholders (and not as to the Company and M/C) at such time as the 1998 Stockholders' Agreement shall have terminated with respect to such 1998 Principal Stockholder.

          The foregoing description of the 1998 Stockholders' Agreement and the 1999 Stockholders' Agreement is qualified in its entirety by reference to the 1998 Stockholders' Agreement and the 1999 Stockholders' Agreement filed as exhibits to this Schedule and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

          Item 7 is hereby amended by adding the following documents to the exhibit list:

          1. Stockholders' Agreement, dated as of January 7, 1999, among the Company; IES Investments Inc.; Clark E. and Mary E. McLeod; Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto; and Media/Communications Partners III Limited Partnership and M/C Investors L.L.C. (Such Stockholders' Agreement was previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 14, 1999 and is incorporated herein by reference.)

          2. Stockholders' Agreement, dated as of November 18, 1998, among the Company; IES Investments Inc.; Clark E. and Mary E. McLeod; and Richard A. Lumpkin, Gail G. Lumpkin and certain former CCI shareholders and certain permitted transferees of former CCI shareholders listed on Schedule I thereto. (Such Stockholders' Agreement was previously filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 19, 1998 and is incorporated herein by reference.)

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CUSIP No. 582266 10 2                              Page   15   of  15    Pages
--------------------------------------------------------------------------------


Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     May 4, 1999

CLARK E. McLEOD


/s/ Clark E. McLeod
-------------------


MARY E. McLEOD


/s/ Mary E. McLeod
------------------